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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (AMENDMENT NO. ________)*

                            ELCOM INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   284434 10 7
                                 (CUSIP Number)

                                R.M. THORNBOROUGH
                SMITH & WILLIAMSON INVESTMENT MANAGEMENT LIMITED
                       SMITH & WILLIAMSON NOMINEES LIMITED
                   25 MOORGATE, LONDON EC2R 6AY UNITED KINGDOM
                                  0207 1314000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                DECEMBER 20, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 284434 10 7

   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SMITH & WILLIAMSON INVESTMENT MANAGEMENT LIMITED
      00-0000000

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                      (B) [X]
   3  SEC USE ONLY

   4  SOURCE OF FUNDS

      OO

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                        [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM

                      7       SOLE VOTING POWER

   NUMBER OF                  139,863,294  (SEE ITEM 5.)
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  114,345,848  (SEE ITEM 5.)
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   254,209,142 (SEE ITEM 5.)
      WITH            10      SHARED DISPOSITIVE POWER

                              0 (SEE ITEM 5.)

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      254,209,142  (SEE ITEM 5.)


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                  [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      69.1%  (SEE ITEM 5.)

  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

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P NO. 284434 10 7

   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SMITH & WILLIAMSON NOMINEES LIMITED
      00-0000000

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]
   3  SEC USE ONLY

   4  SOURCE OF FUNDS

      OO

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM

                      7       SOLE VOTING POWER

   NUMBER OF                  0  (SEE ITEM 5.)
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  114,345,848 (SEE ITEM 5.)
      EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                   0  (SEE ITEM 5.)
      WITH            10      SHARED DISPOSITIVE POWER

                              0 (SEE ITEM 5.)
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      114,345,848 (SEE ITEM 5.)

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.1%  (SEE ITEM 5.)

  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

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ITEM 1. SECURITY AND ISSUER

            This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of Elcom International, Inc., a Delaware corporation ("Elcom"). The principal executive offices of Elcom are located at 10 Oceana Way, Norwood, Massachusetts 02062.

ITEM 2. IDENTITY AND BACKGROUND

            (a)-(c), (f) This Schedule 13D is filed jointly on behalf of Smith & Williamson Investment Management Limited ("SWIM") and Smith & Williamson Nominees Limited ("SWIM Nominees," and collectively with SWIM, the "Reporting Persons"). SWIM and SWIM Nominees are each private limited companies organized under the laws of the United Kingdom.

            The address of the principal office of SWIM and SWIM Nominees is 25 Moorgate, London EC2R 6AY, United Kingdom.

            SWIM is an independent investment management and financial services company that is authorized and regulated by the Financial Services Authority in the United Kingdom. SWIM Nominees is a wholly owned subsidiary of SWIM formed for the purposes of, among other things, acting as a nominee or agent, holding in trust as a trustee for or nominee of any person of any property, and in particular, securities of any kind, and acquiring and holding securities.

            SWIM is a wholly owned subsidiary of Smith & Williamson Holdings Limited, a private limited company organized under the laws of the United Kingdom ("SW Holdings"). Therefore, SW Holdings may be deemed to control SWIM and SWIM Nominees. SW Holdings is a holding company for SWIM and other affiliated companies and the address of its principal office is 25 Moorgate, London EC2R 6AY, United Kingdom. The filing of this Schedule 13D shall not be deemed an admission that any control relationship between SW Holdings and SWIM or SWIM Nominees enumerated herein actually exists.

            To the best knowledge of the Reporting Persons, Annex A attached hereto and incorporated herein by reference sets forth, as of the date hereof, the name, business address, present principal occupation or employment and citizenship of those persons at the Reporting Persons and SW Holdings who perform functions similar to executive officers and directors of companies organized under United States laws.

            (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, SW Holdings nor any of the executive officers or directors of the Reporting Persons and SW Holdings listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            As further described in Item 4, on December 20, 2005, SWIM subscribed for and purchased, on behalf of certain of its individual client investment accounts and certain other

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      appointed nominees, an aggregate of 259,268,711 shares of Common Stock from Elcom at a purchase price of (pound)0.015 per share of Common Stock, which amounted to total consideration of approximately U.S. $6,897,000. SWIM used cash to purchase the shares from its individual client accounts and appointed nominees on behalf of such clients and nominees.

ITEM 4. PURPOSE OF TRANSACTION

            On November 30, 2005, SWIM entered into a Subscription Agreement (the "Subscription Agreement") with Elcom, as amended and accepted by Elcom on December 20, 2005, a copy of which is attached as an exhibit hereto and incorporated herein by reference. Pursuant to the Subscription Agreement, SWIM subscribed for and purchased 259,268,711 shares of Common Stock from Elcom at a purchase price of (pound)0.015 per share of Common Stock. A substantial portion of these shares of Common Stock were issued and registered in the name of SWIM Nominees on behalf of SWIM's individual client investment accounts that are based in the United Kingdom. The remainder of these shares were issued and registered either directly in the name of the individual clients (pursuant to client instructions) or in the name of certain other appointed nominee accounts that hold the shares for SWIM outside the United Kingdom.

            Prior to entering into the Subscription Agreement, SWIM had purchased, on behalf of its clients and appointed nominees, and held in the name of either SWIM Nominees or other appointed nominee accounts 11,067,282 shares of Common Stock through earlier placements of Common Stock by Elcom. At the time of the investment in December 2005 and the earlier investments, SWIM intended to hold the acquired shares of Common Stock on behalf its clients and nominees for investment purposes.

            As a result of the December 2005 subscription and the earlier purchases of Common Stock, SWIM, as investment manager, currently has full and complete discretion to buy, sell, retain, exchange, vote or otherwise deal with or exercise rights with respect to an aggregate of 248,277,731 shares of Common Stock. SWIM holds this discretionary power in accordance with the terms and conditions of standard types of investment custody agreements entered into between SWIM and its clients and appointed nominees. Of the 248,277,731 shares of Common Stock over which SWIM has discretionary authority, SWIM Nominees as a registered holder currently has voting power, which may be exercised only upon instructions from SWIM, over 108,414,437 shares of Common Stock. SWIM Nominees does not have any dispositive power over these shares.

            Despite originally intending to hold the 248,277,731 shares of Common Stock for investment purposes, SWIM currently plans to take the actions described below for the purpose of effecting changes to the bylaws and the Board of Directors of Elcom. SWIM will vote "for" each of these actions on behalf of its clients and appointed nominees pursuant to the full and complete discretionary authority it has over the 248,277,731 shares of Common Stock, as described above.

            In accordance with the bylaws of Elcom, SWIM intends to send a letter to the chairman of the board of directors of Elcom ("the Board") as soon as practicable after the filing of this Schedule 13D to request that the Board schedule a special meeting of the Elcom stockholders so that the stockholders may consider and act upon the following proposals at the special meeting:

o A proposal to amend the bylaws of Elcom to remove the staggered Board that currently exists (Proposal 1);

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o     A proposal to amend the bylaws of Elcom to provide that directors may be removed by the stockholders for or without cause (Proposal 2);

o Provided that the above two proposals are approved by the required stockholder vote, a proposal to remove three current members of the Board
      - Robert J. Crowell, William W. Smith and John W. Ortiz - without cause, as well as to remove without cause any other directors who are appointed or elected by the Board before the date of the special meeting to fill any vacancy in the Board that exists between the date of SWIM's request for a special meeting and the date of the meeting (Proposal 3); and

o A proposal to elect three directors to fill the vacancies remaining after removal of Robert J. Crowell, William W. Smith and John W. Ortiz without cause pursuant to Proposal 3 above (Proposal 4).

            The three directors proposed to be elected by SWIM and SWIM Nominees in accordance with Proposal 4 are: (1) Sean P. Lewis, who is employed in the field of interim company management, investment and distressed financing. Mr. Lewis' address is 10 Hazelwood Heights, Oxted, Surrey RH8 0QQ United Kingdom. Mr. Lewis is a citizen of the United Kingdom; and (2) Elliott Bance, who is a real estate and construction executive. Mr. Bance's address is 10b Queens Park Road, Caterham, Surrey CR3 5RB United Kingdom. Mr. Bance is a citizen of the United Kingdom; and (3) Justin Dignam, who is a director and chief executive officer of Big Fish Payroll Inc., a provider of payroll services. Mr. Dignam's address is 1407 N. Batavia Street, Suite 104, Orange, California 92867. Mr. Dignam is a citizen of the United States.

            Further, SWIM has the full discretionary right to acquire, on behalf of its clients, an additional approximately 5,931,411 shares of Common Stock upon the conversion of approximately $276,000 in aggregate principal amount of Elcom's 10% Senior Convertible Debentures (the "Debentures"), based on a current per share conversion price of $0.0465 as set forth in the Current Report on Form 8-K filed by Elcom on December 23, 2005 (and excluding any shares that may be acquired upon the conversion of outstanding interest as of the date of conversion). SWIM acquired these Debentures in 2003 and they are registered in the name of SWIM Nominees. If necessary in order to assure that each of the five proposals described above is approved by the required stockholder vote, SWIM may exercise its discretionary authority to convert the Debentures into additional shares of Common Stock and vote "for" the proposals. A copy of the Debenture is attached as an exhibit hereto and incorporated herein by reference.

            Except as disclosed herein, as of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)-(c) As described in Item 4, the December 2005 subscription for shares of Common Stock resulted in SWIM acquiring voting and dispositive power, and thus beneficial ownership, over 248,277,731 shares of Common Stock. In addition, as described in Item 4, SWIM has the full discretionary right to acquire an additional approximately 5,931,411 shares of Common Stock upon the conversion of the Debentures. As a result, SWIM may be deemed to have beneficial ownership of an aggregate of 254,209,142 shares of Common Stock. The 254,209,142 shares of Common Stock constitute approximately 69.1% of the outstanding Common Stock based on, to the best knowledge of the Reporting Persons, 367,915,484 shares of Common Stock outstanding as of the date of this Schedule 13D.

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            As further described in Item 4, SWIM Nominees is the registered holder of 108,414,437 shares of Common Stock, and is also the registered holder of the 5,931,411 shares of Common Stock that may be acquired upon conversion of the Debentures. As a matter of United Kingdom laws because of the control relationship between SWIM and SWIM Nominees, SWIM and SWIM Nominees may be deemed to have shared voting power over the aggregate of 114,345,848 shares of Common Stock, constituting 31.1% of the outstanding Common Stock. SWIM Nominees does not have any dispositive power over these shares. SWIM has sole voting and dispositive power with respect to the remaining 139,863,294 shares of Common Stock.

            In addition, C.C. Lyttleton, Group Deputy Chairman at SWIM, holds 73,529 shares of Common Stock in a client account with SWIM. SWIM has full discretionary voting and dispositive power over all of these 73,529 shares of Common Stock and they have been included in the aggregate number of 254,209,142 shares of Common Stock attributed to SWIM in this Schedule 13D.

            Other than as set forth in this Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, SW Holdings nor any of the executive officers or directors of the Reporting Persons and SW Holdings listed on Annex A beneficially owns any Common Stock, and there have been no transactions in Shares effected during the past 60 days by any of the foregoing.

            (d) As described in Item 4, SWIM, as investment manager, currently has full and complete discretion to buy, sell, retain, exchange, vote or otherwise deal with or exercise rights with respect to an aggregate of 248,277,731 shares of Common Stock, on behalf of its clients and appointed nominees. Although SWIM has full voting and dispositive power over these shares, dividends and proceeds from the sale of the shares are allocated to the client and appointed nominee accounts.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. Copies of the form of Subscription Agreement and the form of Debenture are included as exhibits to this
      Schedule 13D. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any person with respect to any securities of Elcom.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits to this Scheduled 13D:

            (a) Form of Subscription Agreement, dated November 30, 2005, as amended and accepted by Elcom on December 20, 2005, by and between the Company and certain investors, of which SWIM was one (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Elcom dated December 20, 2005).


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            (b) Form of 10% Senior Convertible Debentures (incorporated herein by reference to Exhibit 4.17 to the Annual Report on Form 10-K of Elcom for the year ended December 31, 2003).

            (c) Joint Filing Statement dated March 6, 2006, among the signatories to this Schedule 13D.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 6, 2006                                    SMITH & WILLIAMSON INVESTMENT
Date                                             MANAGEMENT LIMITED


                                                 By: /s/ C.O. Motley

                                                 Name: C.O. Motley

                                                 Title:   Director

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 6, 2006                                    SMITH & WILLIAMSON NOMINEES
Date                                             LIMITED


                                                 By: /s/ C.O. Motley

                                                 Name: C.O. Motley

                                                 Title:   Director

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                                     ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                      THE REPORTING PERSONS AND SW HOLDINGS


      The (i) name, (ii) principal occupation or employment, (iii) principal business address and (iv) citizenship of each of those persons at the Reporting Persons and SW Holdings who perform functions similar to executive officers and directors of companies organized under United States laws are listed below.



         (i)      G.D. Pearce
         (ii)     Group Chairman, Smith & Williamson
         (iii)    25 Moorgate, London  EC2R 6AY United Kingdom
         (iv)     United Kingdom

         (i)      C.C. Lyttleton
         (ii)     Group Deputy Chairman, Smith & Williamson
         (iii)    25 Moorgate, London  EC2R 6AY United Kingdom
         (iv)     United Kingdom

         (i)      J.T. Boadle
         (ii)     Managing Director of Business Services, Smith & Williamson
         (iii)    25 Moorgate, London  EC2R 6AY United Kingdom
         (iv)     United Kingdom

         (i)      W.A. Fullerton-Batten
         (ii)     Group Chief Operating Officer, Smith & Williamson
         (iii)    25 Moorgate, London  EC2R 6AY United Kingdom
         (iv)     United Kingdom

         (i)      M.J. Rose
         (ii)     Group Head of Legal & Compliance, Smith & Williamson
         (iii)    25 Moorgate, London  EC2R 6AY United Kingdom
         (iv)     United Kingdom